EXHIBIT M
to the
Investment Advisory Agreement

BAIRD LONG-TERM CREDIT BOND FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.25% of the average daily net assets of the Fund.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.25% applied to the daily net assets of the Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

Executed as of this 11th day of December, 2015.

THE ADVISOR:

ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Peter Hammond____________________
  Peter Hammond, Director

THE CORPORATION:

BAIRD FUNDS, INC.

By: /s/ Mary Ellen Stanek
Mary Ellen Stanek, President